Exhibit 99-1

Biofrontera Aktiengesellschaft
Leverkusen

6% Convertible Bond 2017/2022

DE000A2BPDE6

Announcement of the adjustment of the conversion price

The 6% convertible bond 2017/2022 of Biofrontera AG (“Company”) is divided into convertible bearer bonds (“Bond 2017/2022”) with a nominal value of EUR 100 each. Each bondholder has the right to convert each Bond 2017/2022 into no-par value registered ordinary shares of the Company (“Shares”) in accordance with the terms and conditions of the Bond 2017/2022 (“Bond Terms 2017/2020”). On March 13, 2018, the Company announced that the conversion price following an adjustment is EUR 4.75 per Share.

On July 27, 2020, the Company resolved to issue the 1.00% qualified subordinated mandatory convertible bond 2020/2021 (ISIN: DE000A3E4548 / WKN: A3E454), granting shareholders their statutory subscription rights. In this event, Section 11 of the terms and conditions of the Bonds 2017/2022 (“Bond Terms 2017/2022”) provides that the creditors of the Bonds 2017/2022 are protected against dilution. The conversion price was therefore to be reduced in accordance with the Bond Terms 2017/2022 by the amount corresponding to the value of the subscription right granted for one share to the 1.00% qualified subordinated mandatory convertible bond 2020/2021.

On this basis, the Company announces that the conversion price in accordance with the Bond Terms 2017/2022 has been reduced by EUR 0.0130

to EUR 4.7370

per Share.

Leverkusen, August 2020

Biofrontera Aktiengesellschaft

The Management Board